TRANSFER AND ASSUMPTION AGREEMENT

This Transfer and Assumption Agreement is made as of this 31st day of December 2012 by and between Knollwood Investment Advisors, LLC, an Illinois limited liability corporation ("Old Adviser") and Dearborn Capital Management, LLC, an Illinois limited liability company ("New Adviser").

WHEREAS, Old Adviser and the Trust are parties to an Advisory Agreement dated as of December 13, 2010, (the "Advisory Agreement"), specific as to the Grant Park Managed Futures Strategy Fund (the "Fund"), a series of the Northern Lights Fund Trust; and

WHEREAS, Old Adviser and New Adviser represent that, due to the restructuring of the equity ownership of Old Adviser subsequent to the execution of the Advisory Agreement, both Old Advisor and New Advisor are under common control and ownership; and

WHEREAS, Rule 2a-6 under the Investment Company Act of 1940, as amended, provides that a transaction which does not result in a change of actual control or management of the investment adviser to an investment company is not an assignment for purposes of Section 15(a)(4) or Section 15(b)(2) of the Act; and

WHEREAS, the transfer of Old Adviser's duties and obligations under the Advisory Agreement to New Adviser and the assumption of such duties and obligations by New Adviser will not result in a change of actual control or management of the investment advisor and do not constitute an assignment of the Advisory Agreement under the provisions of Rule 2a-6 under the Investment Company Act of 1940, as amended.

NOW, THEREFORE, based on the foregoing, the parties agree as follows:

1.

Transfer. Old Adviser hereby transfers, and sets over to New Adviser all of Old Adviser's interest and obligations in the Advisory Agreement.

2.

Assumption. New Adviser, intending to be legally bound, hereby accepts the foregoing transfer of the Advisory Agreement and from and after the date hereof, assumes and agrees to perform all duties and obligations of Old Adviser under the Agreement accruing from and after the date hereof.

3.

No release of Old Adviser. Old Adviser recognizes that the assumption of its duties and responsibilities under the Agreements by New Adviser does not relieve Old Adviser from its obligations to the Funds for the performance of the terms, covenants, obligations and duties contained in the Agreement.

4.

No Change of Control. The parties intend that the transfer of the Agreement from Old Adviser to New Adviser shall not result in a change of actual control or management of the adviser of the Funds and shall not constitute an assignment of the Agreement under the provisions of Rule 2a-6 under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, Knollwood Investment Advisors, LLC and Dearborn Capital Management, LLC hereby execute this Transfer and Assumption Agreement as of the day and year first above written.

Knollwood Investment Advisors, LLC

By: /s/ David Kavanaugh

Name:

Title:

Dearborn Capital Management, LLC

By: /s/ David Kavanaugh

Name:

Title: